SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)*

                         DELAWARE OTSEGO CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 246244 10 7
                                (CUSIP Number)

                            Ronald B. Risdon, Esq.
                           Kelley Drye & Warren LLP
                               101 Park Avenue
                           New York, New York 10178
                                (212) 808-7691
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 8, 1997
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement.|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(continued on following page(s))

The information on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 246244 10 7                 13D                   Page 3 of 5 Pages

===============================================================================
1         Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons



          Walter G. Rich  ###-##-####
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2         Check the appropriate box if a member of a group      (a) []
                                                                (b) []
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3         SEC USE ONLY
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4         Source of Funds


          SC
-------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to Item 2(d) or 2(e)                                   []
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States of America
-------------------------------------------------------------------------------
7         Number of shares beneficially owned by each reporting person with sole voting power:  273,931.6
-------------------------------------------------------------------------------
8         Number of shares beneficially owned by each reporting person with shared voting power:  None
-------------------------------------------------------------------------------
9         Number of shares beneficially owned by each reporting person with sole dispositive power:  273,931.6
-------------------------------------------------------------------------------
10        Number of shares beneficially owned by each reporting person with shared dispositive power:  None
-------------------------------------------------------------------------------
11        Aggregate amount beneficially owned by each reporting person

          273,931.6
-------------------------------------------------------------------------------
12        Check box if the aggregate amount in Row (11) excludes
          certain shares                                        []
-------------------------------------------------------------------------------
13        Percent of class represented by amount in Row (11)

          14.9%
-------------------------------------------------------------------------------
14        Type of Reporting Person

          IN
==============================================================================





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



      This Amendment No. 1 to Schedule 13D, originally filed July 30, 1997, by Walter G. Rich, whose address is 1 Railroad Avenue, Cooperstown, New York 13326, relates to the common stock of Delaware Otsego Corporation whose principal executive offices are at 1 Railroad Avenue, Cooperstown, New York 13326. If not separately defined herein, capitalized terms used as defined terms have the same meanings given in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13(D) is hereby amended as follows:
      In the event of an acquisition of the Company as proposed by the Letter (as defined below), Rich would contribute shares of Common Stock of the Company, or options for such shares, to the entity organized to effectuate the acquisition, but would not be providing funds for this acquisition.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the  Schedule  13D is hereby  amended  to add the  following:
On August 8, 1997, Rich, together with CSX and NS, delivered a proposal letter (the "Letter") to the Board of Directors of the Company in the form attached hereto as Exhibit 1. Reference is hereby made to the text of the Letter, filed as Exhibit 1 hereto, for the terms of such proposal. Rich has engaged and expects to continue to engage, through representatives, in discussions with representatives of the Company with regard to such proposal.





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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      This  filing   excludes   all  shares  of  Common  Stock  of  the  Company
beneficially owned by CSX and CSX Transportation, Inc. ("CSXT"), as to which CSX and CSXT possess sole voting and dispositive power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Reference is made to the matters described under Item 4 above, including, without limitation, the Letter.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 - Proposal Letter,  dated as of August 8, 1997.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated:  August 11, 1997

                                                /S/ WALTER G. RICH
                                                -------------------------------
                                                Name:    Walter G. Rich






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